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SEC FILE NUMBER
8-29565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Financial Securities of America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16945 Northchase Drive, Suite 1800
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry Forrester	281-847-8422	larry.forrester@ffga.cm
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ham, Langston & Brezina LLP
(Name – if individual, state last, first, and middle name)

47511550 Fuqua, Suite	Houston	TX	77034
(Address)	(City)	(State)	(Zip Code)

11/25/2003	P04707-001(V06901)
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Financial Securities of America, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MINDY L. TREVINO
My Notary ID # 123997229
Expires June 11, 2026

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2022 and 2021

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Securities Investor Protection Corporation Form SIPC-7 General Assessment Reconciliation have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ham, Langston & Brezina LLP

Houston, Texas
March 21, 2023

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2022 AND 2021

ASSETS	2022	2021
Current assets:		
Cash and cash equivalents	$ 869,602	$ 649,987
Commissions receivable	48,320	102,519
Receivables, related parties	164,071	8,060
Prepaid expenses	66,241	67,450
Total current assets	1,148,234	828,016
Financing lease assets, net	386	742
Total assets	$ 1,148,620	$ 828,758
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 48,536	$ 28,606
Accounts payable, related party	-	26,613
Current portion of financing lease obligation	417	403
Deferred tax liability	81	156
Income taxes payable to Parent	79,989	52,888
Total current liabilities	129,023	108,666
Financing lease obligation, net of current portion	41	458
Total liabilities	129,064	109,124
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	1,007,556	707,634
Total shareholder's equity	1,019,556	719,634
Total liabilities and shareholder's equity	$ 1,148,620	$ 828,758

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2020
Revenues:		
Commission revenue	$ 606,175	$ 530,235
Fee revenue	526,180	400,805
Total revenues	1,132,355	931,040
Expenses:		
Sales commissions	257,241	231,608
Service fee - related parties	180,000	180,000
Overhead expense reimbursement - related party	142,425	131,389
Licenses and fees	40,674	48,363
Taxes	7,635	26,749
Consulting fees	-	13,635
Amortization	356	357
Other operating expenses	123,429	44,103
Total expenses	751,760	676,204
Other expense		
Interest expense	85	132
Net income before income taxes	380,510	254,704
Provision (benefit) for income taxes:		
Current	80,663	52,881
Deferred	(75)	(75)
Total provision for income taxes	80,588	52,806
Net income	$ 299,922	$ 201,898

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2020	$ 1,000	$ 11,000	$ 1,505,736	$ 1,517,736
Dividends	-	-	(1,000,000)	(1,000,000)
Net income	-	-	201,898	201,898
Balance, December 31, 2021	1,000	11,000	707,634	719,634
Net income	-	-	299,922	299,922
Balance, December 31, 2022	$ 1,000	$ 11,000	$ 1,007,556	$ 1,019,556

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash flows from operating activities:		
Net income	$ 299,922	$ 201,898
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	356	357
Deferred tax benefit	(75)	(75)
Changes in:		
Commissions receivable	54,199	16,039
Receivables, related parties	(156,011)	8,528
Prepaid expenses	1,209	(3,728)
Accounts payable and accrued expenses	19,930	(1,101)
Accounts payable, related party	(26,613)	26,613
Income taxes payable to Parent	27,101	(5,256)
Net cash provided by operating activities	220,018	243,275
Cash flows from financing activities:		
Payments on financing lease obligations	(403)	(376)
Dividends	-	(1,000,000)
Net cash used in financing activities	(403)	(1,000,376)
Net increase (decrease) in cash and cash equivalents	219,615	(757,101)
Cash and cash equivalents, beginning of year	649,987	1,407,088
Cash and cash equivalents, end of year	$ 869,602	$ 649,987
Supplemental disclosures of cash flow information:		
Interest paid	$ 85	$ 132

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

First Financial Securities of America, Inc. (the “Company” or “FFS”), a wholly-owned subsidiary of American Fidelity Assurance Company (the “Parent”), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company’s business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. (“FFC”), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Revenue Recognition

Revenue from contracts with customers includes commissions earned from the sponsor of the securities products, investment advisory account supervision and administrative services fees The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company receives and earns its commission revenue when the securities products are issued by the sponsor. The commissions and fees received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company's significant judgments made in connection with the adoption of Accounting Standards Codification (“ASC”) Topic 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

For the years ended December 31, 2022 and 2021 company recorded commission revenue and fee revenues of $606,175 and $526,180, and $530,235 and 400,805 respectively.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2022 and 2021, there was no allowance for doubtful accounts as management believes all accounts are collectible. During the years ended December 31, 2022 and 2021, the Company has recorded no bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

2. Summary of Significant Accounting Policies, continued

Lease

The Company recognizes and measures its leases in accordance with the Financial Accounting Standards Board "FASB" ASC 842, Leases. The Company is a lessee in several financing leases for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2022, approximately $486,433, or 43%, $175,510, or 15% and $162,023, or 14% of commission revenue and investment advisory account supervision and administrative services fees were earned from 1 sponsor of variable annuity products and 2 investment advisor companies. At December 31, 2022, approximately $35,779, or 74% and $5,803, or 12%, of commission's receivable were from 2 sponsors of variable annuity products.

For the year ended December 31, 2021, approximately $340,040, or 36%, $248,869, or 26% and $118,523, or 13% of commission revenue was earned from three sponsors of variable annuity products. At December 31, 2021, approximately $66,208, or 65% and $23,667, or 23%, of commission's receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between U.S. GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2022 and 2021, the Company did not book any interest or penalties related to uncertain tax positions.

2. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Recently Issued Accounting Pronouncement

Fair Value Measurement

In June 2022, the FASB issued Accounting Standards Update No ("ASU") No. 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions", an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions, and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023, and early adoption is permitted. We are currently evaluating the impact that the accounting update will have on our financial statements.

Recently Adopted Accounting Standard

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," which is intended to simplify various aspects related to accounting for income taxes. This accounting update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The accounting update is effective for interim and annual periods beginning after December 15, 2020, and early adoption is permitted. The adoption of this standard had no impact on the Company's financial condition and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with the presentation for the current year. Such reclassifications have no impact on net income, shareholder's equity or cash flows as previously reported.

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 consist of the following:

	2022	2021
Commission payable	$ 20,171	$ 16,570
Other accrued liabilities	28,365	12,036
Total accounts payable and accrued expenses	$ 48,536	$ 28,606

4. Income Taxes

For the years ended December 31, 2022 and 2021, the provision for income tax of $80,588 and $52,806, respectively, approximated the expected income tax expense, based on the statutory tax rate of 21%. The deferred tax liability of $81 and $156, at December 31, 2022 and 2021, respectively, related primarily to accelerated amortization. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2022 and 2021.

5. **Leases**

For the years ended December 31, 2022 and 2021, the Company has a financing lease for office equipment with remaining lease term of approximately 1 years and 2 years, respectively, with discount rate at 12.5%. Following is an analysis of right-of-use assets under financing lease as of December 31, 2022 and 2021:

	2022	2021
Financing lease, at cost	$ 1,872	$ 1,872
Less accumulated amortization	(1,486)	(1,130))
Total financing lease assets	$ 386	$ 742
Financing lease obligation – current	$ 417	$ 403
Financing lease obligation – long term	41	458
Total financing lease obligation	$ 458	$ 861

Total financing lease expense for years ended December 31 is shown below:

	2022	2021
Non-cash lease expense (amortization of ROU assets)	$ 356	$ 357
Interest on lease liability	85	132
Total lease expense:	$ 441	$ 489

During the years ended December 31, 2022 and 2021, the Company paid $403 and $376, respectively of cash for reduction in financing lease obligation.

Future minimum lease payments for the above assets under financing leases at December 31, 2022 are as follows:

December 31,	
2023	$ 488
2024	41
Total minimum obligations	529
Less interest	71
Present value of net minimum obligations	$ 458

6. **Related-Party Transactions**

At December 31, 2022 and 2021, the Company had income taxes payable to its Parent of $79,989 and $52,888, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2022 and 2021, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee totaling of $60,000, $5,000 per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2022 and 2021, the Company incurred overhead expense reimbursements to FFC of $142,425 and $131,389, respectively. As of December 31, 2022 the Company owed FFC, $157,071 and as of December 31, 2021 FFC owed the Company, $26,613 for its over allocation of general operating expense under the agreement. Amounts owed bear no interest and are included in accounts receivable, related party, in the accompanying statements of financial condition.

6. Related-Party Transactions, continued

At December 31, 2022 and 2021, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), an affiliate that provides administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense totaling of $120,000, $10,000 per month, during both the years ended December 31, 2022 and 2021, for these administrative services, which is included in service fee expense in the accompanying statements of operations. As of December 31, 2022, and 2021, the Company owed $0 related to the expense allocation agreement.

As of December 31, 2022, and 2021, the Company had accounts receivable of $7,000 and $8,060, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2022 and 2021, the Company had net capital, as defined by the SEC, of $760,709 and $557,433, respectively, which is $710,709 and $507,433, respectively, in excess of the net capital requirement of $50,000. At December 31, 2022 and 2021, the Company's ratio of aggregate indebtedness to net capital as defined by SEC, was 0.17 to 1 and 0.20 to 1, respectively. The SEC permits a ratio for the Company at this time of no greater than 15 to 1.

8. Exemption from Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(1). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

9. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2022 and 2021. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

10. Subsequent Events

Management has evaluated subsequent events through March 21, 2023, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTARY INFORMATION

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the years ended December 31, 2022 and 2021, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2022 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, Texas
March 21, 2023

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2022	2021
Net capital:		
Total shareholder's equity per the accompanying financial statements	$ 1,019,556	$ 719,634
Nonallowable assets:		
Commissions receivable (net of commission payable)	28,149	85,949
Receivables, related parties	164,071	8,060
Financing lease assets, net	386	742
Prepaid expenses and other assets	66,241	67,450
Total nonallowable assets	258,847	162,201
Net capital before haircuts on security positions	760,709	557,433
Haircuts on security positions	-	-
Net capital	760,709	557,433
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000	50,000
Excess net capital	$ 710,709	$ 507,433
Aggregate indebtedness	$ 129,064	$ 109,124
Ratio of aggregate indebtedness to net capital	0.17	0.20

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17a-5 on as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 784,963	$ 556,826
Post-closing adjustments		
Decrease (increase) in accrued expenses	24,254	(607)
Total	$ 760,709	$ 557,433

The accompanying notes are an integral part of these financial statements.

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2022, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina LLP

Houston, Texas
March 21, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Financial Securities of America. Inc.
16945 Northchase Drive, Suite 1800
Houston, TX 77060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Forrester 281-847-8422

2. A.	General Assessment (item 2e from page 2)	$0
B.	Less payment made with SIPC-6 filed (**exclude interest**) ________________ Date Paid	( )
C.	Less prior overpayment applied	(151.56)
D.	Assessment balance due or (overpayment)	151.56
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(151.56)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 8th day of February , 20 23 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1132355
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1132355
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $85	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	85
Total deductions	1132440
2d. SIPC Net Operating Revenues	$(85)
2e. General Assessment @ .0015	$0

(to page 1, line 2.A.)

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
First Financial Securities of America, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina LLP

Houston, Texas

March 21, 2023

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Larry Forrester, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____
Larry Forrester, President
March 21, 2023